VIA FACSIMILE
									September 21, 2005

William D. Eggers, Esq.
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

RE:	Registration Statement on Form S-3
	File No. 333-127065
      Amended September 16, 2005

Dear Mr. Eggers:

      We have reviewed your amended filing and have the following comments. After reviewing your response, we may raise additional comments.

General

1. On the cover page and elsewhere in the prospectus you continue to refer to this as a prospectus relating to the "resale" of common stock by the Corning Incorporated Retirement Master Trust ("Master Trust").
Because the shares will not be sold to the Master Trust in a private placement and because the Master Trust will be considered an underwriter in its sales, please revise to state that this prospectus relates to sales by and on behalf of Corning Incorporated rather than resales by any other party.

Legality Opinion

2. Because the preferred share purchase rights are contractual obligations, please provide an opinion about whether the purchase rights are binding obligations of the issuer under state contract law.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729
or in his absence Chris Edwards, Special Counsel, at (202) 551-
3742
with any questions.

  								Sincerely,


  								Assistant Director
      Pamela A. Long
CC:	Stephen T. Giove
	(212) 848-7179
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William D. Eggers, Esq.
Corning Incorporated
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE